EXHIBIT 17.4

Letter of Resignation

Michael S. Miller

October 18, 2019

Board of Directors

Mineral Mountain Mining & Milling Company

Gentlemen:

I, Michael S. Miller, resign as a director of Mineral Mountain Mining & Milling Company (the “Company”), effective immediately. I have had no disagreements with the operations, policies or practices of the Company on any matters.

/s/: Michael S. Miller

Michael S. Miller